FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure: "Syngenta Board proposes to elect three new Directors"

Herewith we furnish the following notification related to Syngenta AG:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Michael Edmond Isaac Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, February 8, 2012

Syngenta Board proposes to elect three new Directors

Syngenta announced today that the Board of Directors will propose the election of three new members at the Annual General Meeting on April 24, 2012. On the same date two existing members of the Board, Pierre Landolt and Rolf Watter, will retire, having completed their term of office.

Martin Taylor, Chairman of the Board, said: “Pierre Landolt and Rolf Watter have served on the Board since Syngenta’s creation in 2000.  I should like to thank them both for the valuable contribution they have made to the development of the company over that period.  I am very pleased that three eminent business people have agreed to stand for election in April and look forward to the considerable insights they will bring.”

The three proposed new members are:

Vinita Bali, Managing Director & CEO of Britannia Industries, a leading Indian food company.  Ms Bali held senior positions with Cadbury and Coca-Cola before joining the Zyman Group as head of its Business Strategy practice in the USA.  She sits on the Boards of Titan Industries and Piramel Glass and is a member of the Global Diversity and Advisory Council of Novartis International.  Ms Bali holds an MBA from Jamnalal Bajaj Institute of Management.

Gunnar Brock, Chairman of Stora Enso, Mölnlycke Health Care and Rolling Optics.  Mr. Brock has served as President and CEO of Alfa Laval, President of the Tetra Pak Group and, most recently, as President and CEO of the Atlas Copco Group.  He holds an MBA from the Stockholm School of Economics.

Michel Demaré, Chief Financial Officer of ABB.  Mr Demaré worked for the Dow Chemical Company in various Treasury and CFO positions before joining Baxter International Inc. as CFO Europe.  He is Vice Chairman of the Board of UBS and a member of the IMD Foundation Board in Lausanne.  Mr Demaré holds an MBA from the Katholieke Universiteit Leuven.

Syngenta – February 8, 2012 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 8, 2012 / Page 2 of 2

SYNGENTA AG

Date:	February 8, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Corporate Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services